UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Amendment No. 4)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

LINE Corporation

(Name of Subject Company)

LINE Corporation

(Name of Person(s) Filing Statement)

Shares of common stock, no par value (“Common Shares”)

American Depositary Shares, each representing one Common Share (“ADSs”)

(Title of Class of Securities)

ISIN JP3966750006 (Common Shares)

CUSIP 53567X101 (ADSs)

(CUSIP Number of Class of Securities)

Satoshi Yano

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo 160-0022, Japan

+81-3-4316-2050

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Toshiro Mochizuki, Esq.

Shearman & Sterling LLP

Fukoku Seimei Building, 9th Floor

2-2-2 Uchisaiwaicho

Chiyoda-ku, Tokyo 100-0011, Japan

+81-3-5251-1601

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (the “Amendment”) amends and supplements the Solicitation/Recommendation Statement filed as Amendment No. 3 to Schedule 14D-9 on August 3, 2020 (the “Original Schedule 14D-9,” and as amended by this Amendment, the “Schedule 14D-9”). This Schedule 14D-9 is being filed by LINE Corporation, a Japanese corporation (kabushiki kaisha) (the “Company”) listed on the New York Stock Exchange and the First Section of the Tokyo Stock Exchange (“TSE”) and a consolidated subsidiary of NAVER (as defined below). This Schedule 14D-9 relates to the tender offer by NAVER J. Hub Corporation, a Japanese corporation (kabushiki kaisha) and a direct wholly-owned subsidiary of NAVER Corporation, a Korean corporation (jusik hoesa) (“NAVER”) listed on the Korea Exchange, and SoftBank Corp., a Japanese corporation (kabushiki kaisha) (“SoftBank,” and together with NAVER Purchaser, the “Purchasers”) listed on the First Section of the TSE, to acquire (the “U.S. Offer”):

(i)

up to 100% of the outstanding shares of common stock, no par value (collectively, the “Common Shares” and each, a “Common Share”), of LINE that are held by U.S. holders (as that term is defined under instruction 2 to paragraphs (c) and (d) of Rule 14d-1 under the U.S. Securities Exchange Act of 1934, as amended) (such holders collectively, “U.S. Holders”), and

(ii)

up to 100% of the outstanding American Depositary Shares representing Common Shares (collectively, the “ADSs” and each, an “ADS”), each ADS representing one Common Share, from all holders, wherever located, at a purchase price of JPY 5,380 per Common Share and per ADS (which, solely for reference purposes, is equivalent to approximately U.S. $51.22 per ADS based on an exchange rate of U.S. $1.00 = JPY 105.035, the spot U.S. dollar/Japanese yen exchange rate at 10:00 a.m., Japan Standard Time, on July 30, 2020, as reported by Bloomberg L.P.), in each case, in cash, without interest, upon the terms and subject to the conditions set forth in the U.S. Offer to Purchase, dated August 3, 2020 (the “U.S. Offer to Purchase”), and in the accompanying Common Share Acceptance Letter or the ADS Letter of Transmittal, as applicable.

Simultaneously with the U.S. Offer, the Purchasers are making an offer in Japan in accordance with the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended from time to time) to purchase up to 100% of the outstanding Common Shares, options for the purchase of Common Shares (the “Options”) and zero-coupon convertible bonds due 2023 and 2025 issued by LINE (the “Convertible Bonds”), from all holders of Common Shares, Options or Convertible Bonds who are not U.S. Holders, subject to certain restrictions (the “Japan Offer,” and together with the U.S. Offer, the “Offers”). The offer for Common Shares in the Japan Offer is for the same price and on substantially the same terms as offered to purchase Common Shares and ADSs in the U.S. Offer. The Japan Offer is not open to U.S. Holders.

The Offers are being made pursuant to the business integration agreement, dated as of December 23, 2019 (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Business Integration Agreement”), by and among NAVER, LINE, SoftBank and Z Holdings Corporation, a Japanese corporation (kabushiki kaisha) listed on the First Section of the TSE and a consolidated subsidiary of SoftBank, and the transaction agreement, dated as of December 23, 2019 (as it may be amended, modified or supplemented from time to time in accordance with its terms, and together with the Business Integration Agreement, the “Transaction Documents”), by and between NAVER and SoftBank.

Except as otherwise set forth in this Amendment, the information set forth in the Original Schedule 14D-9 remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Original Schedule 14D-9.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Item 2 of the Schedule 14D-9 is hereby amended and supplemented by adding the following:

On August 4, 2020, the Fair Trade Commission of Japan (the “Japan FTC”) issued a notice to LINE, SoftBank and Shiodome Z Holdings GK (formerly known as “Shiodome Z Holdings Co., Ltd.”), a Japanese limited liability company (goudou kaisha) and a wholly owned subsidiary of SoftBank, stating that it will not issue a cease and desist order against the Offers and the other transactions contemplated by the Transaction Documents (the “Transactions”) and that, effective immediately, it will terminate the statutory waiting period for the pre-merger filing with the Japan FTC for the Transactions, and as of the date of this Amendment, the Japan FTC has not filed a petition for an urgent injunction to a court with respect to the Transactions. Accordingly, as of the date of this Amendment, all applicable regulatory approvals with respect to the Transactions, including the Offers, have been obtained (or the relevant waiting periods have expired or been terminated) and no orders have been issued prohibiting the Transactions, including the Offers.

ITEM 8. ADDITIONAL INFORMATION.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the disclosure under Item 2 above in this Amendment.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINE Corporation

By:	/s/ In Joon Hwang
Name: In Joon Hwang
Title: Director and Chief Financial Officer

August 4, 2020

[Signature Page to the Schedule 14D-9/A (Amendment No. 4)]